U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Rick Tuberosa
                                                  6507 King Palm Way
                                                  Apollo Beach, FL  33572

2.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)                           ###-##-####

4.   Statement for Month, Year                    July, 1999

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Director
     (Check all applicable)

7.   Individual or Joint/Group Filing             _x_ Form filed by one
                                                      Reporting Person
     (Check Applicable Line)                      ___ Form filed by more
                                                      than one Reporting
                                                      Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                                 Common Stock

2.   Transaction Date(Month/Day/Year)                  July 28,1999

3.   Transaction Code (Instr. 8)                       Code: P

4.   Securities Acquired (A) or Disposed of (D)        Amount: 5,000 shares
                                                       (A) or (D) A
                                                       Price:  $4.13 - 4.25
5.   Amount of Securities Beneficially
     Owned at End of Month                             118,129

6.   Ownership form:
     Direct (D) or Indirect (I)                       (I) 118,129

7.   Nature of Indirect Beneficial Ownership           Mr. Tuberosa is owner -
                                                       operator and majority
                                                       shareholder of Palm
                                                       State Equities, Inc. and
                                                       holds the stock as
                                                       beneficial owner of such
                                                       shares, including shares
                                                       held indirectly by Mr.
                                                       Tuberosa's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                       N/A

2.  Conversion or Exercise Price of
    Derivative Security

3.  Transaction Date (Month/Day/Year)

4.   Transaction Code                                 Code:
                                                      V:

5.   Number of Derivative Securities Acquired (A)
     Or Disposed of (D)

6.   Date Exercisable and Expiration Date             Date Exercisable:
     (Month/Day/Year)                                 Expiration Date:

7.   Title and Amount of Underlying Securities        Title:
                                                      Amount of Number of
                                                      Shares:
8.   Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



Signature of Reporting Person

/s/ Rick Tuberosa

Rick Tuberosa

Date:  August 10, 1999